U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file numbers 0-28191, 1-35591

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF

BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

499 Park Avenue

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,

CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment and Administrative

Committees of the BGC

Partners, Inc. Deferral Plan for

Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and

Their Affiliates

We have audited the accompanying statements of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of the year ended December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 26, 2014

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
ASSETS:
Cash and cash equivalents	$171,652	$981,971
Participant-directed investments at fair value	226,013,567	184,116,153
Participant contribution receivables	633,482	141,037
Employer contribution receivables	729	97,692
Notes receivable from participants	4,349,639	3,283,610

Total assets	231,169,069	188,620,463

LIABILITIES:
Other liabilities	47,615	15,146

Total liabilities	47,615	15,146

NET ASSETS AVAILABLE FOR BENEFITS	$231,121,454	$188,605,317

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013
ADDITIONS:
Contributions:
Participant contributions	$23,803,755
Employer contributions	232,158
Rollover contributions	4,974,433
Net transfer of Smith Mack 401(k) Plan assets	3,013,461

Total contributions	32,023,807

Investment income:
Net appreciation in fair value of investments	32,576,676
Interest and dividends	3,938,029

Net investment gain	36,514,705

Total additions	68,538,512
DEDUCTIONS:
Distributions to participants	25,440,066
Administrative expenses	582,309

Total deductions	26,022,375

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	42,516,137
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	188,605,317

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$231,121,454

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and Their Affiliates

Notes to Financial Statements

As of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

1.	Description of Plan

The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

In December 2012, BGC Partners, Inc. completed the acquisition of Smith Mack & Company, Inc. (“Smith Mack”), the Philadelphia-based commercial real estate firm. Effective March 1, 2013, all accounts and assets of the Smith Mack 401(k) Plan (the “Smith Mack Plan”) were merged into the Plan. Therefore, the Smith Mack Plan net assets are included within the Statements of Net Assets Available for Benefits as of December 31, 2013.

General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company.”

The trustee for the Plan is TD Ameritrade, Inc. (“TD Ameritrade”). The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC is the Plan’s recordkeeper.

Committees — The Plan is supervised by an Administrative Committee and an Investment Committee. Both committees are comprised of the same seven members who are all employees of the Company.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.

The Investment Committee has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Investment Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc. (“Brinker”), in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38). Representatives of Brinker and PCS attend the quarterly Investment Committee meetings.

Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant and Company Contributions — Eligible employees may elect to contribute up to 80% of their compensation to the plan as pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($17,500 and $17,000 in 2013 and 2012, respectively, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions, and permits participants age 50 and over to make catch-up contributions of up to $5,500 for 2013 and 2012. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Contributions, amounting to $35,696, which were in excess of IRC limitations related to the 2013 Plan year, were refunded to the participants by April 15, 2014.

Certain eligible employees that are covered by a real estate and facilities management agreement between the Company and a client of the Company (“Client-Site Agreement”) are entitled to matching contributions into the plan. The matching contributions are funded by the client of the Company as the principal duties of the employee consist of performing services for the client.

Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2013, investment options include the BGCP Stock Fund, money market funds and exchange traded funds (“ETF”). On the first day of the second month following hire date, eligible participants who have not submitted an election to participate or not participate in the Plan are auto-enrolled in the Plan by the Company at a rate of 4% of compensation invested in the Brinker Capital Moderate ETF-based strategy.

Vesting — All participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions covered by a Client-Site Agreement and investment earnings (losses) thereon.

Forfeitures — Participant contributions are non-forfeitable at all times.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions — Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.

Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence. All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans were $4,349,639 and $3,283,610 as of December 31, 2013 and 2012, respectively, and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Benefit Payments to Participants and Beneficiaries— Benefits are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGCP Stock Fund is composed primarily of the BGC Partners, Inc. Class A common stock which is valued at its quoted market price at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents — Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. The majority of the cash and cash equivalent balances held as of December 31, 2013 have subsequently been invested in participant-directed investments.

Recently Adopted Accounting Pronouncements — There were no accounting pronouncements adopted in 2013 or pending at December 31, 2013 that were of significance to the Plan.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

TD Ameritrade manages the BGCP Stock Fund, the TD Bank USA Institutional Money Market Deposit Account and the TD Bank USA Money Market Deposit Account.

The BGCP Stock Fund was valued at $4.5 million and $2.4 million as of December 31, 2013 and 2012, respectively. The BGCP Stock Fund comprised 2% and 1% of net assets as of December 31, 2013 and 2012, respectively. TD Ameritrade is the trustee of the Plan. The net assets of the Plan invested in TD Ameritrade accounts were $21.2 million and $4.1 million as of December 31, 2013 and 2012, respectively.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The plan administrator will take all necessary actions, if any, to maintain the qualified status of the plan. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. We have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2013, there were no uncertain positions taken by the Plan that would have required recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We believe the Plan is no longer subject to income tax examinations for years prior to 2010.

5.	Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s net assets as of December 31, 2013 and 2012, respectively:

	Fair Value as of December 31,
	2013	2012
Vanguard Total Stock Market ETF, 293,764 and 251,358 shares, respectively	$28,177,883	$18,419,518
TD Bank Institutional Money Market Deposit Account FTCIMA, 20,990,815 and 3,071,172** shares, respectively	20,990,815	3,071,172
Dodge and Cox Stock Fund, 74,367 and 68,798** shares, respectively	12,558,287	8,386,429
Vanguard Institutional Index Fund, 72,709 and 66,167** shares, respectively	12,308,169	8,636,163
Fidelity Prime Fund Capital Reserves Class, 0 and 18,740,591 shares, respectively	—	18,740,591
PIMCO Total Return Institutional, 885,984* and 1,235,075 shares, respectively	9,471,166	13,882,244

*	Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2013.
**	Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2012.

During the year ended December 31, 2013, the Plan’s investments (including investments bought, sold and held) appreciated as follows:

Year Ended December 31, 2013
Mutual funds	$30,329,525
Common stock fund	2,247,151

Net appreciation in fair value of investments	$32,576,676

6.	Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2013.

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$81,952,697	$—	$—	$81,952,697
Fixed income funds	35,350,096	—	—	35,350,096
Growth funds	34,229,456	—	—	34,229,456
Value funds	36,774,882	—	—	36,774,882
Money market funds	21,003,177	—	—	21,003,177
Other funds	9,790,371	—	—	9,790,371

Total mutual funds	219,100,679	—	—	219,100,679
Common stock fund (a)	4,466,386	—	—	4,466,386
Collective trust	—	2,446,502	—	2,446,502

Total Investments at Fair Value	$223,567,065	$2,446,502	$—	$226,013,567

(a)	Valued at the net asset value.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2012.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$56,453,318	$—	$—	$56,453,318
Fixed income funds	38,287,250	—	—	38,287,250
Growth funds	24,646,993	—	—	24,646,993
Value funds	26,653,446	—	—	26,653,446
Money market funds	21,817,037	—	—	21,817,037
Other funds	9,784,248	—	—	9,784,248

Total mutual funds	177,642,292	—	—	177,642,292
Common stock fund (a)	2,425,832	—	—	2,425,832
Collective trust	—	4,048,029	—	4,048,029

Total Investments at Fair Value	$180,068,124	$4,048,029	$—	$184,116,153

(a)	Valued at the net asset value.

SUPPLEMENTAL SCHEDULE

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Plan Number 001

Employer Identification Number (EIN) 13-3680189

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held at End of Year

As of December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
*	Cash and Cash Equivalents
	TD Bank USA Money Market Deposit Account	Cash Equivalent	—	$171,652

	Participant-Directed Investments
	Aberdeen Emerging Markets Fund Class A	Registered Investment Co.	—	198,203
	Alps/Red Rocks Listed Private Equity Class A	Registered Investment Co.	—	1,037,599
	American Funds Europacific Growth Fund Class R	Registered Investment Co.	—	9,840,236
	American Funds The Growth Fund of America Class R	Registered Investment Co.	—	7,317,438
	American Funds The Income Fund of America Class R	Registered Investment Co.	—	5,684,786
	Aston/River Road Independent Value	Registered Investment Co.	—	791,756
	Avenue Credit Strategies Investor Class	Registered Investment Co.	—	1
*	BGCP Stock Portfolio	Unitized Portfolio Account	—	4,466,386
	Blackrock Inflation Protected Bond Investment	Registered Investment Co.	—	3,087
	Columbia Acorn Fund Class Z	Registered Investment Co.	—	2,057,180
	Columbia Select Large Cap Growth Class A	Registered Investment Co.	—	3,682,249
	Credit Suisse Cushing 30 MLP	Registered Investment Co.	—	1,086,933
	Delaware Value Fund Institutional Class	Registered Investment Co.	—	1,286,908
	Dodge and Cox Stock Fund	Registered Investment Co.	—	12,558,287
	Doubleline Low Duration Bond Fund Class	Registered Investment Co.	—	2,458
	Doubleline Total Return Bond Fund Class	Registered Investment Co.	—	4,943,709
	Driehaus Active Income Fund	Registered Investment Co.	—	3,105,665
	Federated Government Obligations Fund IS	Registered Investment Co.	—	12,362
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	—	3,269,415
	Fidelity ContraFund	Registered Investment Co.	—	6,479,417
	Fidelity GNMA Fund	Registered Investment Co.	—	7,988
	Fidelity Low Priced Stock Fund	Registered Investment Co.	—	4,147,734
	First Eagle Overseas Fund Class A	Registered Investment Co.	—	2,255,961
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	—	3,978,643
	Huber Capital Small Cap Value Institutional	Registered Investment Co.	—	16,405
	iShares Comex Gold TR iShares ETF	Registered Investment Co.	—	378,558
	iShares S&P North America Natural Resources	Registered Investment Co.	—	1,043,254
	Janus Contrarian Fund Class T	Registered Investment Co.	—	6,054,402
	Janus Global Research T	Registered Investment Co.	—	3,646,186
	JPMorgan Strategic Income OPPS Fund Class	Registered Investment Co.	—	3,442
	Morley Stable Value III	Registered Investment Co.	—	2,446,502
	PIMCO Total Return Institutional	Registered Investment Co.	—	9,471,166
	Riverpark Short Term High Yield Fund	Registered Investment Co.	—	2,539
	SPDR Dow Jones REIT ETF	Registered Investment Co.	—	3,135,395
*	TD Bank Institutional MMDA FTCIMA	Cash Equivalent	—	20,990,815
	The Merger Fund	Registered Investment Co.	—	245,517
	U.S. Global Investors Global Resources	Registered Investment Co.	—	2,248,932
	Vanguard BD Index FD INC Short Term Bond	Registered Investment Co.	—	5,581,934
	Vanguard BD Index FD INC Total BND Market	Registered Investment Co.	—	7,720,615
	Vanguard Dividend Appreciation ETF	Registered Investment Co.	—	2,702,628
	Vanguard Health Care Fund Admiral Shares	Registered Investment Co.	—	8,637,868
	Vanguard Institutional Index Fund	Registered Investment Co.	—	12,308,169
	Vanguard Intermediate-Term U.S. Treasury Admiral	Registered Investment Co.	—	3,163
	Vanguard Mid Cap Index Fund Signal Shares	Registered Investment Co.	—	6,699,904

	Vanguard Short Term Treasury Admiral Shares	Registered Investment Co.	—	4,503,583
	Vanguard Small Cap Index Fund Signal Shares	Registered Investment Co.	—	10,139,656
	Vanguard Total International Stock ETF	Registered Investment Co.	—	10,017,174
	Vanguard Total Stock Market ETF	Registered Investment Co.	—	28,177,883
	Vanguard U.S. Treasury Long-Term Admiral	Registered Investment Co.	—	746
	Wasatch Frontier Emerging Small Countries Inv	Registered Investment Co.	—	1,008,547
	Wisdom Tree Japan Hedged Equity	Registered Investment Co.	—	614,183
*	Participant Loans	Participants Loans (1)		4,349,639

				230,363,206

				$230,534,858

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2014 to 2043 at interest rates of 3.25% to 10.25%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2013 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ A. Graham Sadler
Name:	A. Graham Sadler
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 26, 2014

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm